                             EXHIBIT 99.2


                              May 2, 1996



Mr. Joseph T. Wood
BT Capital Partners, Inc.
130 Liberty Street
25th Floor
New York, New York 10006

Gentlemen:

     On the basis of our discussion with you over the past few days, the undersigned (the "Organizers") hereby confirm our interest and intent in causing a group of private investors organized by us (the "Venture Group") to purchase from BT Capital Partners, Inc. (the "Company"), on the terms and conditions set forth herein, all of the 1,048,930 shares of the Series C Preferred Stock and all of the 280,169 shares of the Common Stock (together, the "Shares") of DMI Furniture, Inc., a Delaware corporation ("DMI"), owned by the Company.

     1. Purchase Price. The purchase price for the Shares would be $1,600,000, payable in cash or immediately available funds at closing. Concurrently with the execution and delivery of this letter, we will deposit $100,000 (the "Escrow Deposit") in an account designated by you. The Escrow Deposit shall be applied to the purchase price, if the closing occurs. If the closing does not occur for any reason other than the Company's failure to enter into a Definitive Agreement (unless such failure is caused by the failure of the Venture Group to satisfy its obligations under
Section 2 hereof) and/or to close, if all of the conditions to the closing specified in the Definitive Agreement have been satisfied, the Escrow Deposit shall be retained by the Company. If the closing does not occur due to the Company's failure to close under the circumstances described above, the Escrow Deposit shall be returned to the Venture Group.

     2. Definitive Agreement. The Venture Group and the Company will use commercially reasonable efforts to enter into a definitive purchase and sale agreement (the "Definitive Agreement") within 30 days. When the Company has signed and returned to us the enclosed duplicate of this letter, our counsel will prepare the Definitive Agreement as promptly as possible. The Definitive Agreement will set forth customary representations, warranties, and covenants by the Venture Group and the Company, it being understood that the only representations and warranties to be made by the Company will be as to ownership by the Company free and clear of any liens and authority to transfer the shares. The Definitive Agreement will also provide for appropriate remedies with respect to any inaccuracy in any representation or warranty or any breach of any covenant of the Venture Group or of the Company.

     3. Closing. A closing will be held no later than July 1, 1996 at a time and place to be determined by the Venture Group and reasonably acceptable to the Company, who shall give the Company two business days notice of the closing date.

     4. Standstill. Between now and the signing of a Definitive Agreement, neither the Company, nor any principal, officer, affiliate, representative or agent of the Company, will initiate, continue, or participate in any negotiations or discussions with any person or entity other than the Venture Group or some other entity formed by the Venture Group relating to (a) the proposed sale and purchase of all or a substantial portion of the Shares, or
(b) a merger, consolidation or other business combination involving
DMI.

     5. Confidentiality. The Organizers and the Company acknowledge and agree that, in connection with any transaction involving the Shares, the Organizers and the Company may be obligated to disclose certain information and materials relating to DMI's business, customers, operations, properties, assets, and financial affairs which is non-public and propriety in nature and confidential (collectively, "Confidential Information"). The Organizers and the Company agree that the Confidential Information will be used solely in accordance with the provisions of applicable securities laws. The Organizers and the Company will advise the directors, officers, employees, associates, affiliates, agents and representatives ("Related Parties") of the Company or the Venture Group who will directly participate in the decision-making process with respect to the purchase and sale of the Shares of the obligation of confidentiality imposed by this Agreement and will use reasonable care in the selection and assignment of personnel to work with the Confidential Information and shall cause each such person to comply with this Agreement. Notwithstanding the foregoing, the Company may disclose any Confidential Information pursuant to subpoena or other legal process, as required by law or regulation, to the advisors, attorneys and accountants of the Company and its affiliates, to regulators of the Company and its affiliates and to the Company affiliates, provided however, that, in the case of any disclosure pursuant to subpoena or legal process, the Company will notify DMI of such an event a reasonable time prior to any such disclosure in order to provide DMI a reasonable opportunity to initial legal proceedings or otherwise contest such disclosure.

     6. Distributions. Any distribution on the Shares in the form of a cash dividend, stock split, stock dividend, recapitalization, merger, consolidation, asset sale, or otherwise payable to holders of record of DMI's Preferred Stock or Common Stock between the date of this letter and the closing shall be payable to the Venture Group upon closing.

     7. Costs and Expenses. Each of the Venture Group and the Company shall bear and be solely responsible for all its costs and expenses incurred in connection with the negotiation and the consummation of the transactions proposed herein, including, without limitation, each party's legal and accounting fees.

     8    Acceptance.  Unless waived by the Organizers, the offer
to purchase the Shares pursuant to this Agreement will remain open until 9:00 a.m. EDT on Friday, May 3, 1996.

     9. Termination. The obligations of the Company and the Venture Group hereunder shall terminate on July 1, 1996, if the closing shall not have occurred.

                            * * * * *

     If this letter correctly sets forth our understanding, please sign and return to us the enclosed duplicate of this letter.

                                   Sincerely,

                                   /s/ Donald D. Dreher


                                   /s/ Joseph G. Hill


                                   PATTCO, INC.

                                   By /s/ James A. Patterson,
                                     Chairman and President


                                   /s/ C. Edward Glasscock


Agreed and Acknowledged:

BT CAPITAL PARTNERS, INC.

By /s/ Joseph T. Wood

Title: Managing Director

Date: May 2, 1996